
October 30, 2013

Via E-mail
Joseph Wade
President and Chief Executive Officer
Embarr Downs, Inc.
205 Avenue Del Mar # 984
San Clemente, CA 92674

> **Re: Embarr Downs, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 16, 2013**
> **File No. 000-55044**

Dear Mr. Wade:

We have reviewed your response to our letter dated October 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note your response to prior comment 2; however, we are unable to agree with your conclusion that you are not a "shell company" as defined by Rule 405 of Regulation C. We note in this regard the circumstances surrounding your acquisition of "Rock Off" from an affiliate, your limited activities to date, your disclosure that you have not generated revenues from operations because your operations to date have been with affiliates, and your disclosure in the fourth paragraph on page 3 that you have not secured financing necessary to execute your business plan. Please disclose that you are a "shell company" or provide us with a detailed analysis why you do not fit this definition. Refer to footnote 32 and the accompanying text of Securities Act Release No. 33-8567 (July 21, 2005).

Item 1. Business, page 2

2. We note your response to prior comment 4. Please revise to disclose the amount of cash in your treasury as of a recent practicable date so that shareholders can better understand your financial position.

3. We note your response to prior comment 8. Please revise the first paragraph of page 3 to clarify that there is no guarantee that you will be able to acquire the additional thoroughbreds or commence breeding in 2015.

Item 1A. Risk Factors, page 5

The Company may not be able to accurately access, page 12

4. We note your response to prior comment 17. Please briefly explain how the claiming race process you describe in your revised disclosure leads to the risks described in the caption and clarify, if true, that claiming races are the lowest level of races offering lower average purse winnings.

Dividend Policy, page 13

5. We note your response to prior comment 13. Consistent with your disclosure elsewhere that you intend to distribute dividends starting in February 2014, please clarify disclosure under this subsection.

Business of the Registrant, page 14

Revenue from Claiming Division, page 18

6. We note your response to prior comment 29. Please reconcile the first paragraph of this section with your response to prior comment 29 with respect to the reasons for the valuation of Rock Off given that Rock Off was acquired from your affiliate Joseph Wade. In addition, provide us the basis for your belief that "Rock Off was dropped into a claimer by a stable that breeds their own thoroughbreds and is known to drop thoroughbreds in order to generate wins for their syndication."

Item 4. Security Ownership of Certain Beneficial Owners, page 27

7. Please revise the beneficial ownership table to reflect the issuance of Series B Preferred Shares. Similarly revise the second risk factor on page 9 and the Recent Sales of Unregistered Securities section. We note your disclosure in the subsequent events note to your financial statements on page F-7.

8. In this regard, please revise throughout to reflect the 1:50,000 reverse stock split effective October 16, 2013.

Conflicts of Interest, page 28

9. We note your response to prior comment 31 and reissue in part. In light of Mr. Wade's prior experience with other companies with similar business plans and his engagement in other similar businesses, please address here the significant information advantage Mr.

Wade possesses in the valuation of thoroughbreds at the time of purchase or sale given the limited "market" for thoroughbreds and discuss what steps, if any, you will undertake to limit conflicts of interest in this regard in the future. Please also disclose, if true, that your valuation methodology is not reviewed by an unrelated third party.

10. We note your response to prior comment 32. Please disclose the substance of your response in the registration statement and provide us with support for your statements regarding the amounts expended for training and veterinary expenses and that Rock Off is in better shape and runs faster times in workouts.

Item 9. Market Price and Dividends, page 30

11. Please discuss the applicable provisions of Nevada law which may have the effect of limiting or restricting your ability to pay dividends on your common stock. Refer to Item 201(c)(1) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 33

12. We note your response to prior comment 33. Please refile each of the exhibits 99.1 through 99.6 as an exhibit 10 and revise the exhibit index accordingly. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 3.3

13. We note your response to prior comment 15. Exhibit 3.3 makes reference to Delaware law. Please revise and refile this exhibit accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel